Exhibit 99.2

FIRST AMERICAN FUNDS, INC.

FIRST AMERICAN FUNDS TRUST

Board of Directors/Trustees Meeting

September 27, 2022

D&O Insurance and Fidelity Bond

RESOLVED, that the premiums to provide $70 million of D&O/E&O coverage with Houston Casualty Company (including a $20 million independent director-only layer) for the policy period ending September 30, 2023 be allocated to the Funds based upon each Fund's proportionate share of the sum of the premiums that would have been paid if such coverage were purchased separately by each of the Funds.

FURTHER RESOLVED, that the Board of Directors hereby finds that such premiums are fair and reasonable, and that the participation in the joint liability insurance policy is in the best interest of the Funds.

FURTHER RESOLVED, that the proper officers of the Funds be, and they hereby are authorized, upon expiration of the Fidelity Bond on behalf of the Funds, to execute a Fidelity Bond with Axis Insurance Company covering the affiliated investment companies managed by USBAM, for the period ending September 30, 2023 in an amount to be determined pursuant to the provisions of Rule 17g-1(d) under the Investment Company Act of 1940, as amended; provided that the allocation of the premium be in accordance with a formula under which the Funds pay no more than their pro-rata share of premium based on relative asset size.

FURTHER RESOLVED, that the officers of the Funds are hereby directed to file such Fidelity Bond with the Securities and Exchange Commission in accordance with the requirements of Rule 17g-1(g).